Exponent 149 Commonwealth Drive Menlo Park, CA 94025 telephone 650-326-9400 facsimile 650-326-8072 www.exponent.com

October 30, 2023

VIA EDGAR

Ms. Suying Li

Ms. Angela Lumley

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Exponent, Inc.

Form 10-K for the Fiscal Year Ended December 30, 2022

Item 2.02 Form 8-K dated July 27, 2023

File No. 000-18655

Dear Ms. Li and Ms. Lumley:

Exponent, Inc., a Delaware corporation (the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 17, 2023 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2022, filed February 24, 2023 (the “Form 10-K”) and the Company’s Current Report on Form 8-K dated July 27, 2023 (the “Form 8-K”).

Below is the Company’s response. For the convenience of the Staff, the italicized numbered response set forth below corresponds to the comment contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 30, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 31

1.
You state on page 46 that “[a]ny mark-up on reimbursable expenses is included in revenues before reimbursements.” Please tell us how you determined that excluding the reimbursable

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

October 30, 2023

expenses from the denominator of your “EBITDA as a % of revenues before reimbursements” calculation does not result in an individually tailored revenue recognition. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we believe our presentation of EBITDA as a % of revenues before reimbursements does not result in an individually tailored recognition and measurement principle that causes the presentation of non-GAAP measures to be misleading. The mark up on reimbursable expenses described on page 46 of the Form 10-K is a service fee that we charge our clients to cover the costs and risks associated with processing reimbursable expenses on behalf of our clients. The costs being covered by this service fee include legal, contracting, purchasing, insurance, accounts payable, billing, and collections. While these costs are incurred in relation to the reimbursable expenses, they are not reimbursable expenses. Actual reimbursable expenses are excluded from both EBITDA (the denominator) and revenue before reimbursements (the numerator) in our presentation of EBITDA as a % of revenues before reimbursements. All the costs associated with processing and collecting reimbursable expenses are included in EBITDA. Revenue for this service fee is recognized as the services are being performed and therefore no adjustments are being made to our revenue recognition. Therefore, we believe that including this service fee in the denominator (revenue before reimbursements) of our EBITDA as a percentage of revenue before reimbursements is appropriate and does not result in an individually tailored recognition and measurement principle that causes the presentation of non-GAAP measures to be misleading.

Item 2.02 Form 8-K dated July 27, 2023

Business Outlook

2.
You provide a range of forward-looking EBITDA as a % of revenues before reimbursements, a non-GAAP financial measure, for the third quarter of fiscal year 2023 and full fiscal year 2023. Please provide a reconciliation to the most directly comparable GAAP financial measure or a statement that providing such reconciliation requires unreasonable efforts. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: We acknowledge the Staff’s comment and [included in our earnings release dated October 26th, 2023 and] will include, in all future filings that provide forward-looking guidance, a statement that providing a reconciliation of forward-looking EBITDA as a % of revenues before reimbursements to the most directly comparable GAAP financial measure, net income, requires unreasonable efforts.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

October 30, 2023

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 650-688-7053.

Sincerely,

/s/ Richard Schlenker, Jr.

Richard Schlenker, Jr.
Chief Financial Officer